UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

30 July 2024

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo delivers resilient performance with improved market share in the second half of the fiscal year, despite volatile operating environment

-    Reported net sales of $20.3 billion declined 1.4% due to an unfavourable foreign exchange impact and organic net sales decline, partially offset by hyperinflation adjustments. Reported operating profit grew 8.2% and reported operating profit margin grew 262bps, primarily due to the positive impact of exceptional operating items partially offset by a decline in organic operating margin.
-    Organic net sales declined $129 million or 0.6%, positive price/mix of 2.9pps was more than offset by a 3.5% volume decline, primarily driven by a 21.1% decline in our Latin America and Caribbean region (LAC). Organic operating profit declined by $304 million or 4.8%, of which $302 million was attributable to LAC; organic operating margin contracted 130bps.
Excluding the impact of LAC:
- Organic net sales grew $330 million or 1.8%, driven by price/mix of 3.9pps, partially offset by a 2.1% volume decline. A decrease in organic net sales in North America of 2.5% was more than offset by growth in Africa, Asia Pacific and Europe. Organic operating profit declined 0.1%, and organic operating margin contracted 56bps.
-    Diageo grew or held total market share in over 75%(1) of total net sales in measured markets, including in the US.
-    Net cash flow from operating activities increased by $0.5 billion to $4.1 billion. Free cash flow increased by $0.4 billion to $2.6 billion.
-    Increased recommended full year dividend by 5% to 103.48 cents per share.
-    Completed $1.0 billion return of capital programme announced on 1 August 2023 through share buybacks.
-    Leverage ratio of 3.0x as at 30 June 2024, Diageo remains committed to its target leverage ratio of 2.5x - 3.0x.

Debra Crew, Chief Executive, said:

While fiscal 24 was a challenging year for both our industry and Diageo with continued macroeconomic and geopolitical volatility, we focused on taking the actions needed to ensure Diageo is well-positioned for growth as the consumer environment improves.

Fiscal 24 was impacted by materially weaker performance in LAC. Excluding LAC, organic net sales grew 1.8%, driven by resilient growth in our Africa, Asia Pacific and Europe regions. This offset the decline in North America, which was attributable to a cautious consumer environment and the impact of lapping inventory replenishment in the prior year.

In fiscal 24 we made good progress against our strategic priorities. We ended fiscal 24 gaining or holding share in measured markets totalling over 75% of our net sales value, including in the US. We have taken actions to manage the inventory issues in LAC; we have strengthened our consumer insights and redeployed resources towards the best growth opportunities; we have stepped up our route-to-market across several markets, including our most significant transformation in at least a decade in our US Spirits organisation; we have delivered record productivity savings of nearly $700 million; and we have generated $2.6 billion in free cash flow while increasing strategic investments. We are confident that when the consumer environment improves, the actions we are taking will return us to growth.

Diageo is a resilient business, benefitting from its global reach and unrivalled brand portfolio. With iconic brands that have been enjoyed for decades, Diageo takes a long-term view, and will continue to invest in our brands, people and diversified footprint to deliver sustainable long-term growth and generate shareholder value.

Volume (equivalent units)			Operating profit			Earnings per share (eps)
EU230.5m			$6,001m			173.2c
(F23: EU243.4m)			(F23(3): $5,547m)			(F23(3): 196.3c)
Reported movement	(5)%	↓	Reported movement	8%	↑	Reported movement	(12)%	↓
Organic movement(2)	(4)%	↓	Organic movement(2)	(5)%	↓	Eps before exceptional items(2)	(9)%	↓
Net sales			Net cash from operating activities			Total recommended full year dividend per share (4)
$20,269m			$4,105m			103.48c
(F23(3): $20,555m)			(F23(3): $3,636m)			(F23(3): 98.55c)
Reported movement	(1)%	↓	F24 free cash flow(2) $2,609m			Increase	5%	↑
Organic movement(3)	(1)%	↓	F23 free cash flow(2),(3) $2,235m

(1)      Internal estimates incorporating Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, INTAGE, IRI, ISCAM, NABCA, State Monopolies, TRAC, IPSOS and other third- party providers. All analysis of data has been applied with a tolerance of +/- 3 bps and the descriptions applied of gaining, holding or losing share by the Company or brands are based on estimated performance within that tolerance. Percentages represent percent of markets by total Diageo net sales contribution that have held or gained total trade share fiscal year to date. Measured markets indicate a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 89% of total Diageo net sales value in fiscal 24.
(2)      See pages 42-43 for an explanation and reconciliation of non-GAAP measures.
(3)      See pages 29-30 for an explanation under Basis of preparation.
(4)      Includes recommended final dividend of 62.98 cents.
See pages 42-43 for an explanation and reconciliation of non-GAAP measures, including organic net sales, organic marketing investment, organic operating profit, free cash flow, eps before exceptionals, adjusted net debt, adjusted EBITDA and tax rate before exceptional items. Unless otherwise stated, movements in results are for the year ended 30 June 2024 compared to the year ended 30 June 2023.

To view the preliminary results document in full, please paste the following URL into the address bar of your browser: http://www.rns-pdf.londonstockexchange.com/rns/2892Y_1-2024-7-29.pdf

Investor enquiries to:	Durga Doraisamy	+44 (0) 7902 126 906
	Andy Ryan	+44 (0) 7803 854 842
	Brian Shipman	+1 917 710 3007
investor.relations@diageo.com

Media enquiries to:	Brendan O'Grady	+44 (0) 7812 183 750
	Becky Perry	+44 (0) 7590 809 101
	Clare Cavana	+44 (0) 7751 742 072
	Isabel Batchelor	+44 (0) 7731 988 857
press@diageo.com

Diageo plc LEI: 213800ZVIELEA55JMJ32

The preliminary results for the year ended 30 June 2024 have been submitted in full unedited text to the Financial Conduct Authority's National Storage Mechanism and will be available shortly for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The preliminary results are also available in full on the corporate website at https://www.diageo.com/en/news-and-media/press-releases/2024/2024-preliminary-results-year-ended-30-june-2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 30 July 2024

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99.1	Diageo Preliminary Results 2024